UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File No. 0-53646

Eagleford Energy Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.                  Eagleford Energy Corp., Articles of Amendment effective February 1, 2016, as filed on Sedar on February 4, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 4, 2016	EAGLEFORD ENERGY CORP.

By: /s/ James Cassina
Name: James Cassina
Title: President

For Ministry Use Only
A l'usage exclusif du ministere

Ministry of Government Services Ontario

Ministere des Services gouvernementaux

Ontario Corporation Number
Numero de la societe en Ontario

1810244

CERTIFICATE
This is to certify that these Articles are effective on

CERTIFICAT
Ceci certifie queles presents statuts entrent en vigueur le

FEBRUARY 01 FEVRIER, 2016

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

Form 3
Business Corporations Act

Formule 3
Loi sur les societies par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Denomination sociale actuelle de la societe (ecrire en LETTRES MAJUSCULES SEULEMENT):

EAGLEFORD ENERGY CORP.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle denomination sociale de la societe (s'il y a lieu) (ecrire en LETTRES MAJUSCULES SEULEMENT)

INTELLIGENT CONTENT
ENTERPRISES INC.

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2009/11/30

(Year, Month, Day)
(annee, mois, jour)

4. Complete only if there is a change in the number of directors or the minimum / maximum number of directors.
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a change.

Number of directors is/are:
Nombre d'administrateurs:

minimum and maximum number of directors is/are:
nombres minimum et maximum d'administrateurs :

Number
Nombre

or
ou

minimum and maximum
minimum et maximum

5. These articles of the corporation are amended as follows:
Les statuts de la societe sont modifies de la facon suivante:

See Page 1A incorporated into this form.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. La modification a ete dument autorisee conformement aux articles 168 et 170 (selon le cas) de Ia Loi sur les societes par actions.7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on Les actionnaires ou les administrateurs (selon le cas) de Ia societe ont approuve Ia resolution autorisant Ia modification le2015/02/18(Year, Month, Day) (annee, mois, jour)These articles are signed in duplicate.Les presents statuts sont signes en double exemplaire.EAGLEFORD ENERGY CORP.(Print name of corporation from Article 1 on page 1)(Veuillez ecrir le nom de la societe de l’ article un a la page une).By/Par: /s/ James CassinaChief Executive Officer and President(Signature)(Description of Office)(Signature)(Fonction)

IA.

ARTICLES OF AMENDMENT OF EAGLEFORD ENERGY CORP.

The Articles of Eagleford Energy Corp. (the “Corporation”) are amended:

a)      to consolidate the issued and outstanding common shares in the capital of the Corporation on a ten (10) for one (1) basis;

b)      to provide that no fractional common shares of the Corporation shall be issued in connection with the consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such consolidation, the number of common shares of the Corporation to be received by such shareholder shall be rounded up to the nearest whole number of common shares; and

c)      to change the name of the Corporation from Eagleford Energy Corp. to INTELLIGENT CONTENT ENTERPRISES INC.